Exhibit 99(a)(5)(ix)
Information regarding Gemalto U.S. offer for Wavecom
New York, 12 December 2008 – In order to keep consistent the general conduct and the expiration dates of the offers made in both France and the U.S. for Wavecom, Gemalto (Euronext NL0000400653 - GTO), the world leader in digital security, informs today that the expiration date of its U.S. tender offer for Wavecom has been extended for regulatory reasons to a date subsequent to the anticipated opening of Sierra Wireless France SAS’s offer for Wavecom (the “alternative offer”) in France, and that the French Autorité des marchés financiers (the “AMF”) will publish a new timetable for Gemalto’s French offer and a timetable for the alternative offer pursuant to Articles 232-10 and 231-11 of the AMF General Regulations.
Notwithstanding this extension of the U.S. offer, as previously disclosed, Gemalto has informed the AMF of its intention to terminate its French offer within five French trading days following the date of publication by the AMF of the timetable for the alternative offer, in accordance with Article 232-11 of the AMF General Regulations, prior to the expiration of the French offer. A termination of Gemalto’s French offer would result in the parallel withdrawal and termination of its U.S. offer prior to its expiration, as now extended.
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This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any securities of Wavecom S.A. The terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase dated October 28, 2008 and the related materials, as amended, that Gemalto filed with the U.S. Securities and Exchange Commission (the “Commission”) on Schedule TO. The terms and conditions of the International Offer are set forth in the Note d’Information, as amended, that Gemalto filed with the French Autorité des marchés financiers (the “AMF”), and on which the AMF affixed its visa n° 08-225 on October 24, 2008, in accordance with its conformity decision of October 24, 2008. Wavecom securityholders and other investors are urged to read carefully such offer materials (as updated and amended) prior to making any decisions with respect to the Offers because these documents contain important information, including the terms and conditions of the Offers. Wavecom security holders and other investors can obtain copies of these tender offer materials and any other documents filed with the Commission from the Commission’s website (www.sec.gov) and with the AMF from the AMF’s website (www.amf-france.org), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (www.gemalto.com).
Questions and requests for assistance regarding the U.S. Offer may be directed to the Information Agent, Georgeson Inc. (the “Information Agent”) (199 Water Street, 26th Floor New York, NY 10038-3650; U.S. Toll Free Number for holders of Wavecom securities in the United States: (800) 257-5271; U.S. Number for banks and brokers: (212) 440-9800). Requests for additional copies of the U.S. Offer documents and other materials may be directed to the Information Agent and will be furnished promptly at Gemalto’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the U.S. Offer.
The publication or distribution of this press release may be subject to statutory or regulatory restrictions in certain countries. The press release is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this press release does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.

Investor Relations	Emlyn Korengold
Vincent Biraud	TBWA Corporate
M. : +33(0) 6 08 48 33 23	T. : +33 (0) 6 08 21 93 74
vincent.biraud@gemalto.com	emlyn.korengold@tbwa-corporate.com

Corporate Communication
Rémi Calvet
M. : +33(0) 6 22 72 81 58
remi.calvet@gemalto.com
About Gemalto
Gemalto (Euronext NL 0000400653 GTO) is the leader in digital security with 2007 annual revenues of over €1.6 billion, more than 85 offices in 40 countries and about 10,000 employees including 1,300 R&D engineers. In a world where the digital revolution is increasingly transforming our lives, Gemalto’s solutions are designed to make personal digital interactions more convenient, secure and enjoyable
Gemalto provides end-to-end digital security solutions, from the development of software applications through design and production of secure personal devices such as smart cards, subscribers’ identification modules (SIM’s), e-passports and tokens to the deployment of managed services for its customers. More than a billion people worldwide use the company’s products and services for telecommunications, financial services, e-government, identity management, multimedia content, digital rights management, IT security, mass transit and many other applications.
As the use of Gemalto’s software and secure devices increases with the number of people interacting in the digital and wireless world, the company is poised to thrive over the coming years.
For more information, please visit www.gemalto.com.